To announce the differences between ROC GAAP and US GAAP for the year of 2012 financial statements

Date of events: 2013/04/22

Contents:

1.	Date of occurrence of the event: 2013/04/22

2.	Cause of occurrence: To announce the differences for the year of 2012 financial statements between

ROC GAAP and US GAAP.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese): (1)Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. and Subsidiaries (or the ”Company”) reported consolidated net income of NT$41,037,742 thousand, basic earnings per share of NT$5.14 for the year of 2012, total assets of NT$439,446,821 thousand, total liabilities of NT$69,536,607 thousand, and total shareholders’ equity of NT$369,910,214 thousand as of December 31, 2012. (2)Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income of NT$42,586 million, basic earnings per share of NT$5.34 for the year of 2012, total assets of NT$376,285 million, total liabilities of NT$76,590 million, and total shareholders' equity of NT$299,695 million as of December 31, 2012. (3)The differences in consolidated net income between ROC GAAP and US GAAP followed by the Company mainly come from depreciation expenses, gains and losses on sale of fixed assets, and provision for 10% undistributed retained earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom's earnings distribution and stockholders' equity are in accordance with financial statements based on ROC GAAP.